STATEMENT OF INVESTMENTS

Dreyfus Treasury Prime Cash Management

April 30, 2007 (Unaudited)

U.S. Treasury Bills--46.6%	Annualized Yield on Date of Purchase (%)	Principal Amount ($)	Value ($)
5/3/07	5.04	233,000,000	232,935,522
5/10/07	4.83	1,000,000	998,795
5/17/07	5.08	294,000,000	293,352,547
5/31/07	5.05	100,000,000	99,590,000
6/7/07	4.96	49,000,000	48,756,252
8/2/07	4.87	10,000,000	9,875,742
10/11/07	5.00	170,000,000	166,243,303
Total U.S. Treasury Bills			
(cost $851,752,161)			**851,752,161**
U.S. Treasury Notes--53.1%			
5/15/07	4.89	149,000,000	148,893,005
5/15/07	4.92	300,000,000	299,922,086
7/31/07	4.95	499,000,000	497,588,312
8/15/07	4.97	25,000,000	24,835,867
Total U.S. Treasury Notes			
(cost $971,239,270)			**971,239,270**
Total Investments (cost $1,822,991,431)		**99.7%**	**1,822,991,431**
Cash and Receivables (Net)		**.3%**	**5,142,120**
Net Assets		**100.0%**	**1,828,133,551**

Securities valuation policies and other investment related disclosures are hereby incorporated by reference to the annual and semi-annual reports previously filed with the Securities and Exchange Commission on Form N-CSR.